Exhibit 21.1

Subsidiaries of Energy & Exploration Partners, Inc.

Company:	Jurisdiction of Organization:
Energy & Exploration Partners, LLC	Delaware
Energy & Exploration Partners Operating GP, LLC	Texas
Energy & Exploration Partners Operating, LP	Texas
H2 Midstream LLC	Delaware